Exhibit 99.1

CI Financial Affiliate RGT Wealth Advisors Acquires Odyssey Wealth, Merging Two Successful Dallas RIAs

DALLAS--(BUSINESS WIRE)--October 28, 2021--RGT Wealth Advisors, LLC (“RGT”), a subsidiary of CI Financial Corp. (“CI”) (TSX: CIX; NYSE: CIXX), today announced that it has acquired Odyssey Wealth Management, LLC (“Odyssey”), a Dallas-area registered investment advisor (“RIA”) dedicated to delivering comprehensive wealth management solutions to a high- and ultra-high-net-worth clientele.

The combination of RGT and Odyssey, which manages over $200 million in assets from offices in Plano, Texas, brings RGT’s total assets to approximately $5.5 billion and further solidifies the firm’s leadership in the Dallas region and the state of Texas. This acquisition will combine two like-minded firms with complementary client philosophies and service solutions, designed to meet the complex needs of affluent individuals and families.

“We’re excited to be adding Brent Little and the Odyssey team and their rich experience into our firm,” said Mark Griege, Chief Executive Officer of RGT. “Odyssey’s dedication to client excellence and proven experience creating bespoke solutions for high-net-worth clients closely aligns with our mission. Our combined efforts and expertise will allow us to foster deeper relationships and better results for our clients.”

“Joining RGT and CI Private Wealth will provide our employees and clients with the scale and resources of a much larger firm, ultimately improving the financial outcomes we seek to achieve for our clients,” said Brent Little, Founder and Chief Executive Officer of Odyssey. “We seek to provide our clients with a better wealth experience spanning investment management, wealth planning and family office services, and this move will only enhance the depth of our services and the expertise we offer.”

“We’re delighted to welcome the outstanding Odyssey team to RGT and the CI group,” said Kurt MacAlpine, CI Chief Executive Officer. “This combination shows the appeal and the benefits of CI’s collaborative approach and focus on meeting client needs. It supports the continued development of the CI Private Wealth platform through the growth of RGT, one of the country’s leading RIAs, with an exceptional leadership team, a highly experienced, expert staff, and a long-term track record of growth and success.”

With this transaction and the completion of other acquisitions, CI’s U.S. wealth management assets are expected to reach approximately $84 billion (C$106 billion). Terms were not disclosed.

All financial amounts are as of September 30, 2021.

About RGT Wealth Advisors
Founded in 1985, RGT Wealth Advisors, LLC provides wealth management and investment management services to high-net-worth individuals and family offices. RGT partners with clients to help them manage all aspects of their financial life to achieve their goals. To learn more about RGT and the firm's approach, please visit http://rgtadvisors.com/.

About CI Financial

CI Financial Corp. is an independent company offering global asset management and wealth management advisory services. CI managed and advised on approximately C$320.4 billion (US$252.7 billion) in client assets as at September 30, 2021. CI’s primary asset management businesses are CI Global Asset Management (CI Investments Inc.) and GSFM Pty Ltd., and it operates in Canadian wealth management through CI Assante Wealth Management (Assante Wealth Management (Canada) Ltd.), CI Private Counsel LP, Aligned Capital Partners Inc., CI Direct Investing (WealthBar Financial Services Inc.), and CI Investment Services Inc.

CI’s U.S. wealth management businesses consist of Barrett Asset Management, LLC, BDF LLC, Budros, Ruhlin & Roe, Inc., Bowling Portfolio Management LLC, Brightworth, LLC, The Cabana Group, LLC, Congress Wealth Management, LLC, Dowling & Yahnke, LLC, Doyle Wealth Management, LLC, One Capital Management, LLC, Portola Partners Group LLC, Radnor Financial Advisors, The Roosevelt Investment Group, LLC, RGT Wealth Advisors, LLC, Segall, Bryant & Hamill, LLC, Stavis & Cohen Private Wealth, LLC, and Surevest LLC.

CI is listed on the Toronto Stock Exchange under CIX and on the New York Stock Exchange under CIXX. Further information is available at www.cifinancial.com.

This press release contains forward-looking statements concerning anticipated future events, results, circumstances, performance or expectations with respect to CI Financial Corp. (“CI”) and its products and services, including its business operations, strategy and financial performance and condition. Forward-looking statements are typically identified by words such as “believe”, “expect”, “foresee”, “forecast”, “anticipate”, “intend”, “estimate”, “goal”, “plan” and “project” and similar references to future periods, or conditional verbs such as “will”, “may”, “should”, “could” or “would”. These statements are not historical facts but instead represent management beliefs regarding future events, many of which by their nature are inherently uncertain and beyond management’s control. Although management believes that the expectations reflected in such forward-looking statements are based on reasonable assumptions, such statements involve risks and uncertainties. The material factors and assumptions applied in reaching the conclusions contained in these forward-looking statements include that the acquisition of McCutchen Group LLC will be completed and its asset levels will remain stable that the investment fund industry will remain stable and that interest rates will remain relatively stable. Factors that could cause actual results to differ materially from expectations include, among other things, general economic and market conditions, including interest and foreign exchange rates, global financial markets, changes in government regulations or in tax laws, industry competition, technological developments and other factors described or discussed in CI’s disclosure materials filed with applicable securities regulatory authorities from time to time. The foregoing list is not exhaustive and the reader is cautioned to consider these and other factors carefully and not to place undue reliance on forward-looking statements. Other than as specifically required by applicable law, CI undertakes no obligation to update or alter any forward-looking statement after the date on which it is made, whether to reflect new information, future events or otherwise.

Contacts

Investor Relations
Jason Weyeneth, CFA
Vice-President, Investor Relations & Strategy
416-681-8779
jweyeneth@ci.com

Media Relations
United States
Trevor Davis, Gregory FCA for CI Financial
443-248-0359
cifinancial@gregoryfca.com

Canada
Murray Oxby
Vice-President, Corporate Communications
416-681-3254
moxby@ci.com